SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

                Commission File Number   000-50519

(Check one)
___ Form 10-K and Form 10-KSB
___ Form 11-K
___ Form 20-F
 X  Form 10-Q and Form 10-QSB
___ Form N-SAR

    For period ended September 30, 2005

___ Transition Report on Form 10-K and Form 10-KSB
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q and Form 10-QSB
___ Transition Report on Form N-SAR

    For the transition period ended ___________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                              PART I
                      REGISTRANT INFORMATION

Full name of registrant                  iMedia International, Inc.
                                         -----------------------------------

Former name if applicable                -----------------------------------

Address of principal executive office
(Street and number)                       1721 21st Street
                                         -----------------------------------
City, state and zip code                  Santa Monica, California 90404
                                         -----------------------------------

                             PART II
                      RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or portion
[X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III
                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Registrant's Form 10-QSB, for the quarter ended September 30, 2005, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Franklin H. Unruh          (310)        459-4499
             (Name)             (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
       filed? If the answer is no, identify report(s). [X]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
       report or portion thereof?                      [X]  Yes     [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    iMedia International, Inc.
           --------------------------------------------
           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  11/14/05             By     /s/ Franklin H. Unruh
                           Name:  Franklin H. Unruh
                           Title: Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                   PART IV - OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

     As a consequence of the Registrant's increased sales and marketing efforts, the Registrant anticipates that, for the three months ended September 30, 2005 versus 2004, revenue will increase from approximately $756,794 to approximately $970,165. In addition, the Company anticipates that for the same period it will record approximately $258,019 of Work in Process, $8,340 in Deferred Revenues and a Sales Backlog of approximately $3,200,000.

Net losses from continuing operations will increase from approximately $1,029,677 to $1,911,139. Net losses will primarily reflect the increase in operating expenses for the three months ended September 30, 2005 versus the same time period in 2004 as a result of an increase in staff for sales and marketing, production and administration to meet our existing and potential customers needs, continued development of products, expenses associated with expanded sales efforts and investor relations as well as substantial legal and accounting costs associated with maintaining the Registrant's fully-reporting status.